fetch!

ALL NATURAL

DOG TREATS


fetch! ALL NATURAL DOG TREATS
Peanut Butter DELIGHT
· LIGHT AND AIRY TEXTURE
· RICH IN FIBER
· ESSENTIAL VITAMINS
SALMON OIL
Simple. Safe. Trusted.
PEANUT BUTTER GOODNESS
· LIGHT & AIRY TEXTURE
· REAL PEANUT BUTTER
· REAL SWEET POTATO
CHEESY BACON
REAL CHEDDAR CHEESE
CRUNCHY TEXTURE
GRAIN FREE
PORK APPLE TENDERS
· SOFT & CHEWY TEXTURE
· REAL PORK & APPLE
· GREAT FOR TRAINING
Scrumptious PUMPKIN
· CRISP TEXTURE
· REAL PUMPKIN
· GREAT FOR DIGESTION

Simple. Safe. Trusted.